Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

THIRD QUARTER 2019 RESULTS

•                  Revenue of $1.15 billion, up 3% at constant currency on significant growth in global gaming product sales

•                  Operating income of $154 million; Adjusted EBITDA of $407 million

•                  Strong year-to-date operating cash flow of $789 million and free cash flow of $456 million

•                  Cash dividend declared of $0.20 per ordinary share

LONDON, U.K. — November 14, 2019 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the third quarter ended September 30, 2019. Today, at 8:00 a.m. EST, management will host a conference call and webcast to present the results; access details are provided below.

“Our core businesses achieved significant momentum in the third quarter and year-to-date periods,” said Marco Sala, CEO of IGT. “Key performance indicators were solid in the quarter — gaming machine unit shipments increased 44%, while same-store revenue for draw games and instants rose 4%. Our leading positions are rooted in our focus on player-driven performance, which was on display at recent lottery and gaming trade shows and should sustain our momentum going forward.”

“IGT has generated free cash flow in excess of $450 million in the first nine months,” said Alberto Fornaro, CFO of IGT. “This confirms the inflection we expected to achieve this year. We are well positioned to achieve our 2019 strategic and financial goals.”

Overview of Consolidated Third Quarter 2019 Results

				Constant
	Quarter Ended		Y/Y	Currency
	September 30,		Change	Change
(In $ millions, unless otherwise noted)	2019	2018	(%)	(%)

Revenue	1,153	1,156	0%	3%
Operating income	154	200	-23%	-19%
Net income/(loss) per diluted share	$0.51	$0.11	NM
Adjusted EBITDA	407	443	-8%	-5%
Adjusted operating income	221	257	-14%	-11%
Adjusted net income per diluted share	$0.21	$0.31	-32%
Net debt	7,354	7,570	-3%

Note: Adjusted EBITDA, adjusted operating income, and adjusted net income per diluted share are non-GAAP financial measures. Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

Consolidated revenue of $1.15 billion, up 3% at constant currency

•                  Sharp growth in global gaming product sales

•                  Overcame significant Finland multi-year software sale in prior-year quarter and impact of higher machine gaming taxes in Italy

At constant currency, operating income down 19% to $154 million; adjusted operating income down 11% to $221 million

•                  Non-cash write-down of pre-paid social gaming-related license

Adjusted EBITDA declined 5% at constant currency to $407 million

•                  Differential profit flow-through on revenue mix, primarily due to high-margin Finland software transaction in prior year

•                  Higher R&D and SG&A expenses, primarily due to timing

Interest expense, net was $103 million, down 1% from the prior-year quarter

Income taxes of $45 million; adjusted taxes of $51 million, down from $60 million on lower pre-tax income

Net income attributable to IGT was $104 million; adjusted net income attributable to IGT was $43 million, down from $64 million in the prior year

Net income per diluted share of $0.51; adjusted net income per diluted share of $0.21 versus $0.31 in the prior year

Net debt of $7.35 billion, down 5% from $7.76 billion at December 31, 2018

Operating Segment Review

North America Gaming & Interactive

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended September 30	Q3 ‘19	Q3 ‘18	FX	Period Ended September 30	Q3 ‘19	Q3 ‘18	Change
Gaming
Total revenue	253	231	10%	Installed base units (end of period)
Gaming services	146	152	-4%	Casino	21,071	23,357	-9.8%
Terminal	103	106	-2%
Other	43	46	-7%	Machine units shipped
Product sales	107	79	36%	New/expansion	791	843	-6.2%
Terminal	74	54	37%	Replacement	4,150	2,998	38.4%
Other	33	25	34%	Total machines shipped	4,941	3,841	28.6%

Other
Total revenue	4	0	NM
Service revenue	4	0	NM

Total
Revenue	257	231	12%
Operating income	62	45	34%

Note: Oklahoma agreement executed in Q2’19 reduces installed base by 2,223 units; no impact to units shipped

Revenue of $257 million, up 11%

•                  Product sales revenue of $107 million, up 36% over the prior year

•                  Terminal product sales rose 37%

•                  Significant increase in replacement units driven by strength of product offering; higher average selling price

•                  Lower new/expansion activity compared to the prior year

•                  Other product sales up 34% on high-margin, multi-year technology license

•                  Gaming service revenue of $146 million, compared to $152 million in the prior- year period

•                  Installed base stable year-over-year and sequentially on an underlying basis; yields higher

•                  Impact of multi-year poker contracts executed in prior periods

•                  Other service revenue driven by contribution from sports betting

Operating income of $62 million, up 38% compared to the prior year

•                  Increased unit shipments

•                  High-margin, multi-year technology license

North America Lottery

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended September 30	Q3 ‘19	Q3 ‘18	FX	Period Ended September 30	Q3 ‘19	Q3 ‘18	Change
Gaming
Total revenue	38	37	1%	Installed base units (end of period)
Gaming services	37	37	1%	VLT - Government sponsored	14,294	14,965	-4.5%
Terminal	24	25	-4%
Other	13	12	11%	Lottery same-store revenue growth
Product sales	0	0	0%	Instant ticket & draw games			3.9%
				Multistate jackpots			-28.2%
Lottery				Total lottery same-store revenue growth			0.0%
Total revenue	242	242	0%
Lottery services	215	225	-4%
FMC	193	200	-4%
Instant ticket & draw games	157	164	-4%
Other services	36	36	0%
LMA	23	25	-10%
Product sales	26	17	54%

Other
Total revenue	1	0	NM
Service revenue	1	0	NM

Total
Revenue	281	279	1%
Operating income	51	60	-15%

Revenue of $281 million, essentially in line with the prior year

•                  Lottery service revenue of $215 million, compared to $225 million in the prior year

•                  Instant ticket & draw game same-store revenue up 3.9% driven by broad-based strength across jurisdictions

•                  Lower multistate jackpot activity

•                  Impact of Illinois contract conclusion

•                  Lottery product sales revenue up on strong demand for self-service vending machines

•                  Gaming service revenue stable

Operating income of $51 million, down from $60 million

•                  Impact of Illinois and lower jackpot activity (including effect on LMAs)

•                  Expenses related to Rhode Island contract extension

International

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended September 30	Q3 ‘19	Q3 ‘18	FX	Period Ended September 30	Q3 ‘19	Q3 ‘18	Change
Gaming
Total revenue	118	98	27%	Installed base units (end of period)
Gaming services	27	33	-12%	Casino	9,877	12,332	-19.9%
Terminal	11	13	-13%	VLT - Government sponsored	4,455	3,675	21.2%
Other	16	19	-11%	Total installed base units	14,332	16,007	-10.5%
Product sales	91	65	46%
Terminal	65	47	42%	Machine units shipped
Other	26	18	57%	New/expansion	210	529	-60.3%
				Replacement	5,034	2,681	87.8%
Lottery				Total machines shipped	5,244	3,210	63.4%
Total revenue	79	100	-19%
Lottery services	73	69	9%	Lottery same-store revenue growth
FMC	73	69	9%	Instant ticket & draw games			5.0%
Instant ticket & draw games	55	54	7%	Multistate jackpots			29.3%
Other services	17	15	17%	Total lottery same-store revenue growth			6.5%
Product sales	6	31	-80%

Other
Total revenue	16	18	0%
Service revenue	16	17	2%
Product sales	0	0	0%

Total
Revenue	213	216	3%
Operating income	30	56	-40%

Revenue of $213 million, up 3% at constant currency

•                  Gaming product sales revenue of $91 million, up 46% at constant currency

•                  Broad-based geographic demand drives significant increase in units shipped, including 1,547 Sweden VLTs

•                  Other product sales up on higher systems revenue

•                  Gaming service revenue was $27 million

•                  Year-over-year and sequential declines in the installed base due to conversions in prior periods

•                  Lower interactive performance

•                  Other revenue stable

•                  Lottery service revenue of $73 million, up 9% at constant currency, fueled by 6.5% same-store revenue growth

•                  Lottery product sales reflect significant Finland software sale in the prior year

Operating income of $30 million compared to $56 million in the prior year

•                  Differential profit flow-through of revenue mix (high-margin Finland software sale in prior year)

Italy

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended September 30	Q3 ‘19	Q3 ‘18	FX	Period Ended September 30	Q3 ‘19	Q3 ‘18	Change
				(In € millions, except machines)
Gaming
Total revenue	154	175	-7%	Lottery
Gaming services	154	175	-7%	Lotto wagers	1,882	1,913	-1.6%
Terminal	138	159	-8%	10eLotto	1,341	1,361	-1.5%
Other	16	16	1%	Core	477	434	10.0%
Product sales	0	0	0%	Late numbers	19	70	-72.3%
				MillionDAY	44	47	-6.4%
Lottery
Total revenue	172	184	-1%	Scratch & Win wagers	2,197	2,179	0.8%
Lottery services	172	184	-1%
FMC	172	184	-1%	Italy lottery revenue growth			-1.1%
Instant ticket & draw games	219	233	-1%
Other services	(47)	(49)	1%	Gaming
Product sales	0	0	0%	Installed base (end of period)
				VLT - Operator (B2C)	10,984	11,027	-0.4%
Other				VLT - Supplier (B2B)	7,514	8,094	-7.2%
Total revenue	76	70	14%	AWP	41,129	43,074	-4.5%
Service revenue	76	70	14%	Total installed base	59,627	62,195	-4.1%
Product sales	0	0	0%
				Wagers
Total				VLT - Operator (B2C)	1,324	1,426	-7.1%
Revenue	402	430	-1%	AWP	877	879	-0.3%
Operating income	127	145	-7%	Interactive wagers (gaming)	492	447	10.1%

				Other
				Sports betting wagers (1)	227	225	0.8%
				Sports betting payout (%) (1)	83.4%	81.1%	2.3 pp

				(1) Includes virtual wagers and pools & horses

Revenue of $402 million, relatively stable at constant currency

•                  Lottery service revenue of $172 million, essentially in line with the prior year at constant currency, on stable wagers

•                  Gaming service revenue of $154 million compared to $175 million in the prior year

•                  Increased taxes on AWPs and VLTs

•                  Other service revenue of $76 million, up 14% at constant currency

•                  Growth in commercial services

•                  Lower sports betting payout in the prior year

Operating income of $127 million, down 7% at constant currency

•                  Higher gaming machine taxes and sports betting payout

Other Developments

The Company’s Board of Directors declared a quarterly cash dividend of $0.20 per ordinary share

•                  Record date of November 29, 2019

•                  Payment date of December 13, 2019

Issuance of €500 million 2.375% Notes due 2028, as previously announced

•                  Net proceeds used to pay €320 million term loan amortization due January 2020

•                  Balance used to repay all utilizations under revolving credit facilities

2019 Outlook

•                  Adjusted EBITDA of $1.675 - $1.735 billion remains unchanged

•                  Updating capital expenditures to $450 - $500 million; previously $450 - $550 million

•                  Full-year EUR/USD exchange rate of 1.12

Conference Call and Webcast

November 14, 2019, at 8:00 a.m. EST

Live webcast available under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com; replay available on the website following the live event

Dial-In Numbers

•                  US/Canada toll-free dial-in number is +1 844 842 7999

•                  Outside the US/Canada toll-free number is +1 612 979 9887

•                  Conference ID/confirmation code is 1869816

•                  A telephone replay of the call will be available for one week

•                  US/Canada replay number is +1 855 859 2056

•                  Outside the US/Canada replay number is +1 404 537 3406

•                  ID/Confirmation code is 1869816

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2019 are calculated using the same foreign exchange rates as the corresponding 2018 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Digital and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2018 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement.

Contact:

Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

Francesco Luti, +39 3485475493; for Italian media inquiries

James Hurley, Investor Relations, +1 (401) 392-7190

International Game Technology PLC

Consolidated Statements of Operations

($ and shares in thousands, except per share amounts)

Unaudited

	For the three months ended
	September 30,
	2019	2018

Service revenue	921,712	963,265
Product sales	231,535	192,565
Total revenue	1,153,247	1,155,830

Cost of services	575,594	586,811
Cost of product sales	136,246	107,311
Selling, general and administrative	201,416	194,099
Research and development	68,804	63,277
Impairment	432	1,530
Other operating expense, net	16,873	2,774
Total operating expenses	999,365	955,802

Operating income	153,882	200,028

Interest expense, net	(102,551)	(103,553)
Foreign exchange gain, net	124,068	21,104
Other expense, net	(308)	(17,244)
Total non-operating income (expenses)	21,209	(99,693)

Income before provision for income taxes	175,091	100,335

Provision for income taxes	44,530	46,327

Net income	130,561	54,008

Less: Net income attributable to non-controlling interests	26,998	31,709

Net income attributable to IGT PLC	103,563	22,299

Net income attributable to IGT PLC per common share - basic	0.51	0.11
Net income attributable to IGT PLC per common share - diluted	0.51	0.11

Weighted-average shares - basic	204,435	204,219
Weighted-average shares - diluted	204,528	204,344

International Game Technology PLC

Consolidated Statements of Operations

($ and shares in thousands, except per share amounts)

Unaudited

	For the nine months ended
	September 30,
	2019	2018

Service revenue	2,892,774	3,017,283
Product sales	639,642	547,841
Total revenue	3,532,416	3,565,124

Cost of services	1,765,519	1,812,553
Cost of product sales	397,217	333,065
Selling, general and administrative	616,516	605,405
Research and development	200,305	198,497
Impairment	432	1,530
Other operating (income) expense, net	(3,322)	7,974
Total operating expenses	2,976,667	2,959,024

Operating income	555,749	606,100

Interest expense, net	(309,480)	(313,721)
Foreign exchange gain, net	141,609	96,955
Other income (expense), net	22,687	(45,567)
Total non-operating expenses	(145,184)	(262,333)

Income before provision for income taxes	410,565	343,767

Provision for income taxes	160,522	159,064

Net income	250,043	184,703

Less: Net income attributable to non-controlling interests	101,370	104,054

Net income attributable to IGT PLC	148,673	80,649

Net income attributable to IGT PLC per common share - basic	0.73	0.40
Net income attributable to IGT PLC per common share - diluted	0.73	0.39

Weighted-average shares - basic	204,352	204,009
Weighted-average shares - diluted	204,532	204,375

International Game Technology PLC

Consolidated Balance Sheets

($ thousands)

Unaudited

	September 30,	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	542,425	250,669
Restricted cash and cash equivalents	221,233	261,108
Trade and other receivables, net	899,665	949,085
Inventories	253,949	282,698
Other current assets	471,239	504,061
Income taxes receivable	49,214	39,075
Total current assets	2,437,725	2,286,696
Systems, equipment and other assets related to contracts, net	1,298,394	1,404,426
Property, plant and equipment, net	138,708	185,349
Operating lease right-of-use-assets	344,146	—
Goodwill	5,535,003	5,580,227
Intangible assets, net	1,873,123	2,044,723
Other non-current assets	1,939,337	2,108,964
Deferred income taxes	33,819	38,117
Total non-current assets	11,162,530	11,361,806
Total assets	13,600,255	13,648,502

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	1,069,275	1,142,371
Other current liabilities	790,326	816,722
Current portion of long-term debt	447,678	—
Short-term borrowings	740	34,822
Income taxes payable	53,414	8,209
Total current liabilities	2,361,433	2,002,124
Long-term debt, less current portion	7,468,948	7,977,267
Deferred income taxes	440,903	446,083
Income taxes payable	25,654	25,654
Operating lease liabilities	311,673	—
Other non-current liabilities	374,601	445,445
Total non-current liabilities	8,621,779	8,894,449
Total liabilities	10,983,212	10,896,573
Commitments and contingencies
Shareholders’ equity	2,617,043	2,751,929
Total liabilities and shareholders’ equity	13,600,255	13,648,502

International Game Technology PLC

Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the nine months ended
	September 30,
	2019	2018
Cash flows from operating activities
Net income	250,043	184,703
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	315,291	312,203
Amortization	207,161	204,256
Service revenue amortization	154,630	164,952
Stock-based compensation expense	20,046	24,944
Debt issuance cost amortization	17,004	16,511
Loss on extinguishment of debt	11,964	49,460
Deferred income taxes	2,590	11,815
Impairment	432	1,530
Gain on sale of assets	(65,324)	(5,568)
Foreign exchange gain, net	(141,609)	(96,955)
Other non-cash costs, net	48,299	8,700
Changes in operating assets and liabilities, excluding the effects of acquisitions:
Trade and other receivables	16,546	92,823
Inventories	23,875	(26,682)
Upfront Italian license fee	—	(366,270)
Accounts payable	611	(123,057)
Other assets and liabilities	(72,854)	(204,053)
Net cash provided by operating activities	788,705	249,312

Cash flows from investing activities
Capital expenditures	(332,716)	(374,313)
Proceeds from sale of assets	100,743	8,200
Other	6,126	2,064
Net cash used in investing activities	(225,847)	(364,049)

Cash flows from financing activities
Principal payments on long-term debt	(1,264,647)	(1,658,753)
Dividends paid - non-controlling interests	(135,684)	(126,926)
Dividends paid	(122,616)	(122,394)
Return of capital - non-controlling interests	(80,384)	(64,974)
Net (payments of) proceeds from short-term borrowings	(34,519)	29,957
Debt issuance costs paid	(24,787)	(10,199)
Payments in connection with extinguishment of debt	(8,598)	(42,148)
Net receipts from (payments of) financial liabilities	753	(36,407)
Capital increase - non-controlling interests	1,369	135,536
Proceeds from long-term debt	1,397,025	1,415,762
Other	(7,798)	(18,051)
Net cash used in financing activities	(279,886)	(498,597)

Net increase (decrease) in cash and cash equivalents, and restricted cash	282,972	(613,334)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(31,091)	10,924
Cash and cash equivalents, and restricted cash at the beginning of the period	511,777	1,305,430
Cash and cash equivalents, and restricted cash at the end of the period	763,658	703,020

Supplemental Cash Flow Information:
Interest paid	(371,847)	(419,508)
Income taxes paid	(138,009)	(125,388)

International Game Technology PLC

Net Debt

($ thousands)

Unaudited

	September 30,	December 31,
	2019	2018

4.125% Senior Secured Notes due February 2020 (2)	—	499,167
4.750% Senior Secured Notes due March 2020 (2)	—	438,252
5.500% Senior Secured Notes due June 2020 (1)	—	27,519
6.250% Senior Secured Notes due February 2022 (1)	1,491,826	1,469,609
4.750% Senior Secured Notes due February 2023 (2)	918,800	964,730
5.350% Senior Secured Notes due October 2023 (1)	60,910	60,983
3.500% Senior Secured Notes due July 2024 (2)	540,006	567,179
6.500% Senior Secured Notes due February 2025 (1)	1,089,555	1,088,385
3.500% Senior Secured Notes due June 2026 (2)	809,246	—
6.250% Senior Secured Notes due January 2027 (1)	743,203	742,667
2.375% Senior Secured Notes due April 2028 (2)	539,115	—
Senior Secured Notes, long-term	6,192,661	5,858,491

Term Loan Facilities due January 2023 (2)	1,276,287	1,705,395
Revolving Credit Facilities due July 2024 (1) (2)	—	413,381
Long-term debt, less current portion	7,468,948	7,977,267

4.750% Senior Secured Notes due March 2020 (2)	420,273	—
5.500% Senior Secured Notes due June 2020 (1)	27,405	—
Current portion of long-term debt	447,678	—

Short-term borrowings	740	34,822
Total debt	7,917,366	8,012,089

Less: Cash and cash equivalents	542,425	250,669
Less: Debt issuance costs, net - Revolving Credit Facilities due July 2024	21,311	—

Net debt	7,353,630	7,761,420

(1) U.S. dollar-denominated debt

(2) Euro-denominated debt

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

Unaudited

	For the three months ended
	September 30,
	2019	2018

Net income	130,561	54,008
Provision for income taxes	44,530	46,327
Non-operating (income) expenses	(21,209)	99,693
Depreciation	106,020	109,755
Amortization	69,960	67,806
Service revenue amortization	50,695	53,837
Stock-based compensation expense	7,544	7,825
Impairment	432	1,530
Other	18,543	2,541
Adjusted EBITDA	407,076	443,322

Cash flows from operating activities	196,984	129,162
Capital expenditures	(101,713)	(115,346)
Free Cash Flow	95,271	13,816

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

Unaudited

	For the nine months ended
	September 30,
	2019	2018

Net income	250,043	184,703
Provision for income taxes	160,522	159,064
Non-operating expenses	145,184	262,333
Depreciation	315,291	312,203
Amortization	207,161	204,256
Service revenue amortization	154,630	164,952
Stock-based compensation expense	20,046	24,944
Impairment	432	1,530
Other	24,149	7,308
Adjusted EBITDA	1,277,458	1,321,293

Cash flows from operating activities	788,705	249,312
Capital expenditures	(332,716)	(374,313)
Free Cash Flow	455,989	(125,001)

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share amounts)

Unaudited

	Quarter to date					Quarter to date
	September 2019	Adjustments				September 2019
	As	Purchase	Foreign		Refinancing and	As
	Reported	Accounting	Exchange	Impairment	Other	Adjusted

Total revenue	1,153,247	(181)	—	—	—	1,153,066

Cost of services	575,594	(17,947)	—	—	—	557,647
Cost of product sales	136,246	(3,955)	—	—	—	132,291
Selling, general and administrative	201,416	(26,788)	—	—	—	174,628
Research and development	68,804	(1)	—	—	—	68,803
Impairment	432	—	—	(432)	—	—
Other operating expense (income), net	16,873	—	—	—	(18,615)	(1,742)
Total operating expenses	999,365	(48,691)	—	(432)	(18,615)	931,627

Operating income	153,882	48,510	—	432	18,615	221,439

Interest expense, net	(102,551)	25	—	—	—	(102,526)
Foreign exchange gain, net	124,068	—	(124,068)	—	—	—
Other (expense) income, net	(308)	—	—	—	2,336	2,028
Total non-operating income (expenses)	21,209	25	(124,068)	—	2,336	(100,498)

Income before provision for income taxes	175,091	48,535	(124,068)	432	20,951	120,941

Provision for income taxes (a)	44,530	11,666	(10,993)	—	5,368	50,571

Net income	130,561	36,869	(113,075)	432	15,583	70,370

Less: Net income attributable to non-controlling interests	26,998	25	—	—	—	27,023

Net income attributable to IGT PLC	103,563	36,844	(113,075)	432	15,583	43,347

Net income per common share - diluted	0.51					0.21
Weighted-average shares - diluted	204,528					204,528

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share amounts)

Unaudited

	Year to date					Year to date
	September 2019	Adjustments				September 2019
	As	Purchase	Foreign		Refinancing and	As
	Reported	Accounting	Exchange	Impairment	Other	Adjusted

Total revenue	3,532,416	(540)	—	—	—	3,531,876

Cost of services	1,765,519	(54,491)	—	—	—	1,711,028
Cost of product sales	397,217	(11,736)	—	—	—	385,481
Selling, general and administrative	616,516	(79,368)	—	—	—	537,148
Research and development	200,305	(293)	—	—	—	200,012
Impairment	432	—	—	(432)	—	—
Other operating income, net	(3,322)	—	—	—	(24,366)	(27,688)
Total operating expenses	2,976,667	(145,888)	—	(432)	(24,366)	2,805,981

Operating income	555,749	145,348	—	432	24,366	725,895

Interest expense, net	(309,480)	76	—	—	—	(309,404)
Foreign exchange gain, net	141,609	—	(141,609)	—	—	—
Other income, net	22,687	—	—	—	11,964	34,651
Total non-operating expenses	(145,184)	76	(141,609)	—	11,964	(274,753)

Income before provision for income taxes	410,565	145,424	(141,609)	432	36,330	451,142

Provision for income taxes (a)	160,522	34,908	(10,819)	—	6,730	191,341

Net income	250,043	110,516	(130,790)	432	29,600	259,801

Less: Net income attributable to non-controlling interests	101,370	76	—	—	—	101,446

Net income attributable to IGT PLC	148,673	110,440	(130,790)	432	29,600	158,355

Net income per common share - diluted	0.73					0.77
Weighted-average shares - diluted	204,532					204,532

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share amounts)

Unaudited

	Quarter to date					Quarter to date
	September 2018	Adjustments				September 2018
	As	Purchase	Foreign		Refinancing and	As
	Reported	Accounting	Exchange	Impairment	Other	Adjusted

Total revenue	1,155,830	(181)	—	—	—	1,155,649

Cost of services	586,811	(21,241)	—	—	—	565,570
Cost of product sales	107,311	(3,954)	—	—	—	103,357
Selling, general and administrative	194,099	(27,017)	—	—	—	167,082
Research and development	63,277	(232)	—	—	—	63,045
Impairment	1,530	—	—	(1,530)	—	—
Other operating expense, net	2,774	—	—	—	(2,774)	—
Total operating expenses	955,802	(52,444)	—	(1,530)	(2,774)	899,054

Operating income	200,028	52,263	—	1,530	2,774	256,595

Interest expense, net	(103,553)	524	—	—	—	(103,029)
Foreign exchange gain, net	21,104	—	(21,104)	—	—	—
Other (expense) income, net	(17,244)	—	—	—	19,875	2,631
Total non-operating expenses	(99,693)	524	(21,104)	—	19,875	(100,398)

Income before provision for income taxes	100,335	52,787	(21,104)	1,530	22,649	156,197

Provision for income taxes (a)	46,327	12,846	301	—	690	60,164

Net income	54,008	39,941	(21,405)	1,530	21,959	96,033

Less: Net income attributable to non-controlling interests	31,709	27	—	—	—	31,736

Net income attributable to IGT PLC	22,299	39,914	(21,405)	1,530	21,959	64,297

Net income per common share - diluted	0.11					0.31
Weighted-average shares - diluted	204,344					204,344

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share amounts)

Unaudited

	Year to date					Year to date
	September 2018	Adjustments				September 2018
	As	Purchase	Foreign		Refinancing and	As
	Reported	Accounting	Exchange	Impairment	Other	Adjusted

Total revenue	3,565,124	(540)	—	—	—	3,564,584

Cost of services	1,812,553	(63,457)	—	—	—	1,749,096
Cost of product sales	333,065	(11,735)	—	—	—	321,330
Selling, general and administrative	605,405	(80,602)	—	—	—	524,803
Research and development	198,497	(686)	—	—	—	197,811
Impairment	1,530	—	—	(1,530)	—	—
Other operating expense, net	7,974	—	—	—	(7,974)	—
Total operating expenses	2,959,024	(156,480)	—	(1,530)	(7,974)	2,793,040

Operating income	606,100	155,940	—	1,530	7,974	771,544

Interest expense, net	(313,721)	1,536	—	—	—	(312,185)
Foreign exchange gain, net	96,955	—	(96,955)	—	—	—
Other (expense) income, net	(45,567)	(2,184)	—	—	49,459	1,708
Total non-operating expenses	(262,333)	(648)	(96,955)	—	49,459	(310,477)

Income before provision for income taxes	343,767	155,292	(96,955)	1,530	57,433	461,067

Provision for income taxes (a)	159,064	37,101	6,630	—	1,831	204,626

Net income	184,703	118,191	(103,585)	1,530	55,602	256,441

Less: Net income attributable to non-controlling interests	104,054	77	—	—	—	104,131

Net income attributable to IGT PLC	80,649	118,114	(103,585)	1,530	55,602	152,310

Net income per common share - diluted	0.39					0.75
Weighted-average shares - diluted	204,375					204,375

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

INTERNATIONAL GAME TECHNOLOGY PLC

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended September 30	Q3 ‘19	Q3 ‘18	FX	Period Ended September 30	Q3 ‘19	Q3 ‘18	Change
Gaming
Total revenue	563	541	7%	Installed base units (end of period)
Gaming services	364	397	-5%	Casino	30,948	35,689	-13.3%
Terminal	276	303	-6%	VLT - Government sponsored (ex-Italy)	18,749	18,640	0.6%
Other	88	94	-4%	VLT - Italy supplier (B2B)	7,514	8,094	-7.2%
Product sales	199	144	41%	Total installed base units	57,211	62,423	-8.3%
Terminal	139	101	39%	Yield (average gross revenue per unit per day)	$28.46	$27.84	2.2%
Other	60	43	44%
				Additional Italian network details:
Lottery
Total revenue	493	527	-4%	VLT - Operator (B2C)	10,984	11,027	-0.4%
Lottery services	460	479	-1%	AWP	41,129	43,074	-4.5%
FMC	438	454	-1%
Instant ticket & draw games	431	452	-1%	Machine units shipped
Other services	6	2	113%	New/expansion	1,001	1,372	-27.0%
LMA	23	25	-10%	Replacement	9,184	5,679	61.7%
Product sales	33	48	-32%	Total machines shipped	10,185	7,051	44.4%

Other
Total revenue	97	88	17%	Global lottery same-store revenue growth
Service revenue	97	88	17%	Instant ticket & draw games			4.2%
Product sales	0	0	0%	Multistate jackpots			-19.5%
				Total lottery same-store revenue growth (ex-Italy)			1.7%
Consolidated				Italy lottery revenue growth			-1.1%
Revenue	1,153	1,156	3%
Operating Income:
Segment total	270	306	-9%
Purchase accounting	(49)	(52)	7%
Corporate support	(67)	(54)	-28%
Total	154	200	-19%